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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                             OVID TECHNOLOGIES, INC.
                            -------------------------
                            (Name of Subject Company)


                             OVID TECHNOLOGIES, INC.
                      ------------------------------------
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   690466 10 7
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                ----------------


                                 MARK L. NELSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             OVID TECHNOLOGIES, INC.
                               333 SEVENTH AVENUE
                            NEW YORK, NEW YORK 10001
                                 (212) 563-3006
                 -----------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

                                ----------------


                                 WITH A COPY TO:


                                PAUL JACOBS, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000


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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Ovid Technologies, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 333 Seventh Avenue, New York, New York 10001. The title of the class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Company Common Stock" or the "Shares"), of the Company.

ITEM 2. TENDER OFFER OF NEWCO.

     This statement relates to the tender offer by OTI Acquisition Corp., a Delaware corporation ("Newco") and an indirect wholly owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 5, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares, at a price of $24.59 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 29, 1998 (the "Merger Agreement"), by and among Parent, Newco and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement, Newco will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed herewith as
Exhibit 1 and is incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Parent and Newco are c/o Wolters Kluwer United States Inc., 161 North Clark Street, 48th Floor, Chicago, Illinois 60601.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described in this Item 3(b) and on Schedule I hereto, which are incorporated herein by reference, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Newco or their respective officers, directors or affiliates.

     As of September 25, 1998, Mark L. Nelson, President and Chief Executive Officer of the Company, had an outstanding debt of $769,765.45 owed to the Company for certain advances and interest charges approved by the Company's Board of Directors (the "Company Board"). Interest on the outstanding principal began to accrue May 1, 1998 at a rate of 8% per annum, calculated monthly. Under Mr. Nelson's agreement with the Company, Mr. Nelson may not borrow in excess of $2,000,000 in the aggregate. All outstanding balances are payable to the Company either on demand or on December 31, 1999.

     Mr. Nelson has agreed to pay $303,320 of the total transaction fee payable to Goldman, Sachs & Co. under the terms of an engagement letter between the Company and Goldman, Sachs & Co. dated April 1, 1998. See "Item 5. Persons Retained, Employed or to be Compensated."

     In addition, the Company Board approved a loan to Mr. Nelson of up to approximately $2,000,000 to permit Mr. Nelson to repay certain outstanding loans secured by certain of his Shares. Mr. Nelson has agreed to repay the loan, together with interest at the market rate, out of the proceeds of his tender of his Shares in the Offer.

     The Company has agreed to pay Jeffrey Hoerle, Chief Financial Officer of the Company, a contingent fee of $100,000 for performance beyond the normal scope of his duties upon the closing of a sale of the Company to a third party.

ARRANGEMENTS WITH PARENT, NEWCO OR THEIR AFFILIATES

  Confidentiality Agreement

     The following is a summary of certain material provisions of the Confidentiality Agreement, dated May 11, 1998, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.


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

     The Confidentiality Agreement contains customary provisions pursuant to which, among other matters, Parent agreed to keep confidential all nonpublic and confidential information furnished to it by the Company relating to the Company, subject to certain exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent. Parent has agreed in the Confidentiality Agreement that for a period of twelve months from the date thereof, without the prior written consent of the Company, neither it nor any of its affiliates will, among other things, acquire or assist, advise, participate with or encourage any other person in acquiring, directly or indirectly, control of the Company or any securities, businesses or assets of the Company. Parent has also agreed that for a period of twelve months from the date of the Confidentiality Agreement not to request the Company or any of its representatives, directly or indirectly, to amend or waive the provisions of the foregoing sentence or take any action which might require the Company to make a public announcement regarding the possibility of a transaction.

  The Merger Agreement

     The following is a summary of certain material provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer not later than the fifth business day from the public announcement of the execution of the Merger Agreement. The Merger Agreement also provides that Newco cannot amend or waive the Minimum Condition (as defined below) or decrease the Offer Price or the number of Shares sought, change the form of consideration to be paid pursuant to the Offer, impose conditions to the Offer in addition to those set forth in Annex A to the Merger Agreement, amend any other term or condition of the Offer in any manner adverse to the holders of Shares or extend the expiration date of the Offer without the prior written consent of the Company. Notwithstanding the foregoing provisions, (a) Parent has agreed to cause Newco to extend the Offer at any time prior to the termination of the Merger Agreement in periods of ten business days for each such extension, if, and to the extent that, at the initial expiration date of the Offer, or any extension thereof, all conditions to the Offer have not been satisfied or waived and (b) the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase. In addition, Newco may, without the consent of the Company, extend the Offer for a period of not more than ten business days beyond the latest expiration date that would otherwise be permitted under the immediately preceding sentence if there shall not have been tendered and not withdrawn pursuant to the Offer at least 90% of the outstanding Shares.

     The obligation of Newco to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares beneficially owned by Parent or Newco, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). In addition, Newco is not required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate the Offer and not accept for payment any tendered Shares, if (a) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or the antitrust laws of applicable jurisdictions outside the United States, has not expired or been terminated prior to the expiration of the Offer;
(b) at any time on or after September 29, 1998, and before the expiration of the Offer any of the following occur: (i) there shall be any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or applicable to the Offer or the Merger by any governmental entity of competent jurisdiction in the United States or other country in which the Company directly or indirectly has material assets or operations which (A) prohibits the consummation of the Offer or the Merger, (B) as a result of the Offer or the Merger, restrains or prohibits or imposes any material limitations on Parent's or Newco's ownership or operation of all or a material portion of the businesses or assets of the Company and its Subsidiaries (as defined below), taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or compels Parent or any of its Subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, or requires the Company, Parent or Newco to pay damages that are material in relation to the Company and its Subsidiaries, taken as a whole, (C) challenges, prohibits, or makes illegal the acceptance for payment, payment for or purchase of Shares pursuant to, or consummation of, the Offer or the Merger,
(D) imposes material limitations on the ability of Newco or Parent effectively to exercise full rights of ownership of the Shares accepted for payment pursuant to the Offer, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the


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

Company's stockholders, or (E) requires divestiture by Parent or any of its Subsidiaries or affiliates of any Shares, provided that Parent shall have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; (ii) there shall be instituted or pending any action, suit or proceeding by any governmental entity of competent jurisdiction in the United States or any other country in which the Company or Parent directly or indirectly has material assets or operations, that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (E) above; provided that Parent shall have used all reasonable efforts to cause any such action, suit or proceeding to be withdrawn or dismissed; (iii) there has been since September 29, 1998, any event, occurrence or development or state of circumstances or facts which has had or would reasonably be expected to have a Company Material Adverse Effect (as defined below); (iv) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, (i) those representations and warranties that address matters only as of a particular date or only with respect to a specified period of time which need only be true and accurate as of such date or with respect to such period or (ii) where the failure of such representations and warranties to be true and accurate or the breach, non-performance or non-compliance with such obligations, agreements or covenants, do not have, individually or in the aggregate, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (v) the Merger Agreement shall have been terminated in accordance with its terms; (vi) the Company shall have entered into a definitive agreement or agreement in principle with any person with respect to an Alternative Proposal (as defined below); or (vii) the Company Board shall have withdrawn, modified or changed in a manner adverse to Parent or Newco (including by amendment of the Schedule 14D-9) its recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Alternative Proposal (as defined below) or the Company Board shall have adopted a resolution to do any of the foregoing, which in the sole judgment of Parent or Newco in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

     For purposes of the Merger Agreement, "Subsidiary" means, when used with reference to any entity, any corporation a majority of the outstanding voting securities of which are owned directly or indirectly by such entity. "Company Material Adverse Effect" means any adverse change in the assets, liabilities, financial condition, or results of operations of the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole, other than any change or effect arising out of general economic conditions. "Alternative Proposal" means any proposal or offer for a merger, asset acquisition or other business combination involving the Company or any proposal or offer to acquire a significant equity interest in, or a significant portion of the assets of, the Company other than the transactions contemplated by the Merger Agreement. "Superior Proposal" means any bona fide proposal to acquire, directly or indirectly, all of the Shares then outstanding or all or substantially all the assets of the Company, and otherwise on terms which the Company Board determines in good faith (after consultation with the Company's financial advisor) to be more favorable to the Company and its stockholders than the Offer and the Merger.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof, Newco will be merged with and into the Company, with the Company continuing as the Surviving Corporation and a wholly owned indirect subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Newco or any other wholly owned subsidiary of Parent, Shares owned by the Company as treasury stock and Shares held by stockholders who have properly exercised appraisal rights under Delaware law, if any) shall be converted into the right to receive the Offer Price, without interest. Each issued and outstanding Share of Newco common stock shall be converted into and become one fully paid and nonassesable share of Common Stock of the Surviving Corporation. The Merger Agreement also provides that (i) the directors and officers of Newco immediately prior to the effective time of the Merger (the "Effective Time") will be the initial directors and officers, respectively of the Surviving Corporation; (ii) the Certificate of Incorporation of the Company will be the initial Certificate of Incorporation of the Surviving Corporation; and (iii) the By-laws of Newco will be the initial By-laws of the Surviving Corporation.

     Treatment of Options. The Merger Agreement provides that as of the Effective Time, each outstanding option (an "Option," and collectively, the "Options") to purchase Shares which has been granted under either the Company's 1990 Stock Option Plan or 1993 Stock Option Plan (the "Stock Plans"), whether or not then vested or exercisable, will be converted into the right to receive from the Company an amount of cash equal to the product of (A) the number of Shares subject to such Option and (B) the excess, if any, of the Offer Price over the per share exercise price (the "Option Consideration"). Prior to the Effective Time, the Company will take all steps necessary to


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give written notice to each holder of an Option that (i) all Options shall be canceled effective as of the Effective Time and (ii) upon the execution and delivery to the Company by such holder of an instrument acknowledging cancellation of all Options held by such holder effective as of the Effective Time ("Cancellation Instrument"), the Company will pay such holder, promptly following the Effective Time, the Option Consideration for all Options held by such holder. The Company Board and its Compensation Committee will take any and all action necessary to effectuate the matters described in this provision on or before the Effective Time. Parent has agreed to provide the Company with sufficient funds to permit the Company to satisfy its obligations under this provision.

     Directors. The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by Parent or any of its Subsidiaries which represent at least a majority of the outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board, subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, as is equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Newco and any of their affiliates bears to the total number of Shares then outstanding. The Company will take all action necessary to cause Parent's designees to be elected or appointed to the Company Board and to secure the resignations of such number of its incumbent directors as is necessary to cause Parent's designees to be elected or appointed to the Company Board and to secure the resignations of such number of its incumbent directors as is necessary to enable Parent's designees to be so elected to the Company Board and will cause Parent's designees to be so elected. The Company will take all action necessary to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company Board of each committee of the Company Board and each board of directors (and committee thereof) of each of the Company's Subsidiaries. Notwithstanding the foregoing, until the Effective Time, the Company will have on the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement (the "Company Designees"); provided, that, subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Company Board.

     The Merger Agreement also provides that from and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Newco, any waiver of any condition or any of the Company's rights thereunder or any actions that would adversely affect the rights of the stockholders of the Company or the holders of Options with respect to the transactions contemplated thereby, may be effected only by the action of a majority of the Company Designees then in office, which action shall be deemed to constitute the action of the full Company Board; provided, that if the number of Company Designees shall be reduced below two for any reason whatsoever, any remaining Company Designee shall be entitled to designate a person to fill such vacancy who shall be deemed to be a Company Designee for purposes of the Merger Agreement or, if no Company Designee then remains, the other directors shall designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Newco or Parent and such persons shall be deemed to be Company Designees for purposes of the Merger Agreement.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company, if required by applicable law in order to consummate the Merger, shall duly call, give notice of, convene and hold a special meeting of its stockholders as soon as practicable following the acceptance for payment and purchase of Shares by Newco pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement.

     The Merger Agreement also provides that the Company shall, if required by applicable law in order to consummate the Merger, prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and shall (i) obtain and furnish the information required to be included by the Commission in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and (ii) obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders. The Merger Agreement also provides that, subject to the fiduciary obligations of the Company Board, the Company shall include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. The Merger Agreement also provides that, in the event that Parent, Newco or any other Subsidiary of Parent shall acquire at least 90% of the Shares, pursuant to the Offer or


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otherwise, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders in accordance with
Section 253 of the Delaware General Corporation Law (the "DGCL").

     Representations and Warranties. The Merger Agreement contains representations and warranties of one or more of the parties with respect to, among other things, (i) organization, good standing, corporate power and authority and enforceability, (ii) capitalization, (iii) required consents or approvals, (iv) no material misstatements in filings made with the Commission or financial statements, (v) absence of material adverse changes, (vi) no litigation, (vii) tax returns filed and taxes paid, (viii) no liabilities under ERISA, (ix) compliance with environmental laws and regulations, (x) ownership of intellectual property and technology of the Company and no infringement upon the intellectual property of third parties and no infringement by others upon the intellectual property owned or used by the Company, (xi) compliance with law,
(xii) real property, (xiii) insurance, (xiv) approvals under the DGCL and the inapplicability of Delaware antitakeover provisions, (xv) voting requirements,
(xvi) employment of investment bankers and financial advisors, (xvii) receipt of fairness opinion from financial advisor, (xviii) information supplied in certain documents distributed to stockholders or filed with the Commission, (xix) confidentiality agreements signed with other parties, (xx) interim operations of Newco and (xxi) sufficiency of funds of Newco to consummate the Offer and the Merger.

     Interim Operations. In the Merger Agreement, the Company has covenanted and agreed that, among other things, between the date of the Merger Agreement and the Effective Time, unless Parent otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement, (a) the Company will conduct its operations according to its ordinary and usual course of business consistent with past practice and seek to preserve intact its current business organization, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that their goodwill and ongoing businesses shall be unimpaired in any material respect as of the Effective Time, and (b) neither the Company nor any of its Subsidiaries will (i) (except for the issuance of Shares upon the exercise of Options outstanding on the date of the Merger Agreement and in accordance with their current terms), issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including the Shares), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or (B) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement; (ii) redeem, purchase or otherwise acquire or propose to redeem, purchase or otherwise acquire, directly or indirectly, any of its outstanding Shares; (iii) split, combine, subdivide or reclassify any Shares or declare, set aside for payment or pay any dividend or make any other actual, constructive or deemed distribution in respect of any Shares or otherwise make any payments to stockholders in their capacity as such, other than dividends by a direct or indirect wholly owned Subsidiary of the Company; (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its direct or indirect Subsidiaries (other than the Merger); (v) adopt any amendments to its Certificate of Incorporation or By-Laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any direct or indirect Subsidiary of the Company; (vi) make any acquisition, by means of merger, consolidation or otherwise, or disposition, of assets or securities (other than the Merger), in each case other than in the ordinary course of business consistent with past practice; (vii) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, except sales in the ordinary course of business consistent with past practice and liens existing as of the date of the Merger Agreement; (viii) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue any debt securities of the Company or make any loans or advances, other than in the ordinary course of business consistent with past practice, or any capital contributions to, or investments in, any other person other than the Company or any direct or indirect wholly owned Subsidiary of the Company; (ix) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $100,000 or, in the aggregate, are in excess of $600,000; (x) make any material tax election or settle or compromise any material income tax liability; (xi) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated


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financial statements (or the notes thereto) included in the Company's filings with the Commission or incurred in the ordinary course of business consistent with past practice, or waive any benefits of, or agree to modify in any respect, any confidentiality, standstill or similar agreements to which the Company, or any of its Subsidiaries is a party; (xii) except in the ordinary course of business, modify, amend or terminate any contract or agreement to which the Company or any of its Subsidiaries is a party, or waive, release or assign any rights or claims; (xiii) except as required to comply with applicable law, (A) adopt, enter into, terminate or amend any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries (collectively, "Benefit Plans"), other than arrangements or understandings adopted, entered into, terminated or amended in the ordinary course of business consistent with past practice, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases or bonuses in the ordinary course of business consistent with past practice), (C) pay any benefit not provided for under any Benefit Plan, other than in the ordinary course of business consistent with past practice, (D) except as permitted in clause (B) above, or for options included in the representations set forth in Section 3.2 of the Merger Agreement, grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock based or stock related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreement or awards made thereunder) or (E) other than in the ordinary course of business consistent with past practice, take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan; or (xiv) take, or agree to take, any action that would make any representation or warranty of the Company in the Merger Agreement inaccurate at the Effective Time (except for representations and warranties which speak as of a particular date, which need be accurate only as of such date) or omit, or agree to commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at the Effective Time (except for representations and warranties which speak as of a particular date, which need be accurate only as of such date), provided however that the Company will be permitted to take or omit to take such action which can be cured, and in fact is cured, at or prior to the Effective Time, or take any action that would result in, or is reasonably likely to result in, any of the conditions of the Merger set forth in Article VI of the Merger Agreement not being satisfied except that, with respect to the condition set forth in Section 6.1(a) of the Merger Agreement, such action shall be permitted if it is consistent with the fiduciary duties of the Company Board to the Company's stockholders under applicable law; or (xv) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

     Alternative Proposals. Pursuant to the Merger Agreement, the Company has agreed that it (a) will not, and will cause its officers, directors, employees, representatives and agents not to, initiate, solicit or encourage, directly or indirectly, any Alternative Proposal or engage in any negotiations or enter into any agreement or provide any confidential information or data to any person in connection with or relating to any Alternative Proposal; (b) will immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any Alternative Proposal; and (c) will notify Parent as soon as practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations and/or discussions are sought to be initiated or continued with, the Company. Notwithstanding the foregoing, nothing in such provision shall require the Company Board on behalf of the Company to act, or refrain from acting with respect to unsolicited Alternative Proposals in any manner which, in the opinion of the Company Board after consultation with its counsel, could reasonably be deemed inconsistent with its fiduciary duties to the Company's stockholders under applicable law, including, without limitation, disclosing to its stockholders a position required by Rule 14e-2(a) under the Exchange Act.

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that (a) from and after the consummation of the Offer, Parent will, and will cause the Company (or the Surviving Corporation if after the Effective Time) to, indemnify, defend and hold harmless any current or former officer or director of the Company (the "Company Indemnified Party") and its Subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including attorney's fees and expenses), judgments, fines, losses, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of the fact that such person is or was a director or officer of the Company or any of its

Subsidiaries, and to the extent that any such Claim pertains to any matter or fact arising out of any act or omission prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under applicable law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect on the date of the Merger Agreement and disclosed in a schedule thereto or otherwise as permitted by any such contracts, including provisions relating to advancement of expenses incurred in the defense of any action or suit. Without limiting the foregoing, in the event any Company Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, Parent shall, or shall cause the Company (or the Surviving Corporation if after the Effective Time) to, periodically advance to such Company Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Company Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Company Indemnified Party is not entitled thereto; (b) Parent and the Company agree that all rights to indemnification and all limitations on liability existing in favor of the Company Indemnified Party as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the DGCL; provided, that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided, further, that nothing in such section shall impair any rights or obligations of any present or former directors or officers of the Company; (c) Parent shall cause to be maintained in effect for the Indemnified Parties (as defined below) for not less than six years after the Effective Time policies of directors' and officers' liability insurance and fiduciary liability insurance with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement) providing substantially the same coverage and containing terms and conditions which are no less advantageous, in any material respect, to those currently maintained by the Company for the benefit of the Company's present or former directors, officers, employees or agents covered by such insurance policies prior to the Effective Time (the "Indemnified Parties"); and (d) in the event Parent or Newco or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary to effectuate the purposes of such section, proper provision shall be made so that the successors and assigns of Parent and Newco assume the obligations set forth above and none of the actions described in clauses (i) or (ii) shall be taken until such provision is made.

     Employees. The Merger Agreement provides that, (a) following the Effective Time, the Surviving Corporation will provide pension, health and welfare benefits (other than stock option, stock purchase or similar plans) to employees of the Company and its Subsidiaries who continue their employment after the Effective Time (each, a "Continuing Employee") on terms which are generally no less favorable to such Continuing Employee than the benefits being provided to such Continuing Employee immediately prior to the Effective Time and (b) if at any time Parent shall make a determination that any Continuing Employee is eligible to participate in any of Parent's benefit plans after the Effective Time, then, for purposes of eligibility and vesting with respect to any such plans, Parent will cause the Surviving Corporation to recognize the service of the Continuing Employees through the Effective Time as if such service had been performed with Parent.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:
(a) if approval of the Merger by the stockholders is required by applicable law, the Merger Agreement shall have been approved and adopted by the requisite vote of the Company's stockholders; provided, that Parent and Purchaser are required to vote all of their Shares in favor of the Merger; (b) there shall not be in effect any statute, rule, regulation, executive order, decree, ruling or injunction or other order of a court or governmental or regulatory agency of competent jurisdiction directing that the transactions contemplated in the Merger Agreement not be consummated or otherwise materially limiting or restricting ownership or the operation of the business of the Surviving Corporation; provided, however, that, subject to the terms and conditions set forth in the Merger Agreement, prior to invoking such condition each party shall use its reasonable efforts to have any such decree, ruling, injunction or order vacated; (c) subject to the terms and provisions set forth in the Merger Agreement, all governmental consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated thereby shall have been obtained and be in effect at the Effective Time, other than those consents, orders or approvals which would not reasonably be expected to have a Company Material Adverse Effect or which would prohibit or materially limit or restrict the consummation of the transactions contemplated therein or the ownership or operation of the business of the Surviving Corporation, and the waiting periods under the HSR Act and under antitrust laws of applicable jurisdictions outside the United States shall have expired or been terminated.

     Termination. The Merger Agreement provides that it may be terminated at any time prior to the Effective Time: (a) by the mutual consent of Parent, Newco and the Company; (b) by either the Company or Parent (i) if shares of Company Common Stock shall not have been purchased pursuant to the Offer on or prior to three
(3) months from the execution of the Merger Agreement; provided, however, that the passage of the period referred to in the foregoing clause shall be tolled during (A) the period during which any party shall be subject to a non-final order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of shares of Company Common Stock pursuant to the Offer or the consummation of the Merger, but not later than six (6) months from the execution of this Agreement, or (B) any additional waiting period under the HSR Act resulting from a second request; provided, further, however, that the right to terminate the Merger Agreement under such clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Newco, as the case may be, to purchase shares of Company Common Stock pursuant to the Offer on or prior to such date; or (ii) if any governmental entity of competent jurisdiction in the United States or other country in which the Company directly or indirectly has material assets or operations shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their respective reasonable best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; (c) by the Company
(i) if prior to the purchase of Shares pursuant to the Offer, (A) the Company Board shall have entered into or shall have publicly announced its intention to enter into an agreement or an agreement in principle with respect to any Alternative Proposal that the Company Board determines, in good faith after consultation with its financial advisors, is a Superior Proposal; (B) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Newco its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended a Superior Proposal or shall have executed, or shall have announced its intention to enter into, an agreement in principle or definitive agreement relating to a Superior Proposal with a person or entity other than Parent, Newco or their affiliates (or the Company Board resolves to do any of the foregoing); (C) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Newco or any affiliate thereof or Mark L. Nelson) shall have become, after the date of the Merger Agreement, the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares, or (D) any representation or warranty made by Parent or Newco in the Merger Agreement shall not have been true and correct in all material respects when made, or Parent or Newco shall have failed to observe or perform in any material respect any of its material obligations under the Merger Agreement; provided that prior to exercising such right of termination, the Company shall give prompt written notice to Parent of such misrepresentation or breach of warranty or failure to observe or perform; provided, further, that the Company shall not have such right of termination if the condition resulting in such misrepresentation or breach of warranty or failure to observe or perform is cured (x) in the event such notice is delivered on or prior to the fourth business day prior to the then-scheduled expiration date of the Offer, not later than the earlier of (A) such expiration date and (B) ten business days following delivery of such notice and (y) in the event such notice is delivered on or after the third business day prior to such expiration date, not later than three business days following such delivery (it being agreed that in such event the Offer shall be extended as necessary at least until the end of such cure period); or (ii) if Parent or Newco shall have terminated the Offer, or the Offer shall have expired, without Parent or Newco, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to such provision if the Company is in material breach of the Merger Agreement; or
(iii) if Parent, Newco or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to such provision if the Company is in material breach of the Merger Agreement; or (d) by Parent or Newco (i) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions to the Offer, Parent, Newco, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that Parent may not terminate the Merger Agreement pursuant to such provision if Parent or Newco is in material breach of the Merger Agreement;
(ii) prior to the purchase of shares of Company Common Stock pursuant to the Offer, if (A) the Company shall have received any

Alternative Proposal which the Company Board has determined to designate as a Superior Proposal; (B) the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Newco its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended an Alternative Proposal or shall have executed, or shall have announced its intention to enter into, an agreement in principle or definitive agreement relating to an Alternative Proposal with a person or entity other than Parent, Newco or their affiliates (or the Company Board resolves to do any of the foregoing); (C) any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Newco or any affiliate thereof or Mark L. Nelson) shall have become, after the date of the Merger Agreement, the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of 50% or more of the outstanding Shares, or (D) any representation or warranty made by the Company in the Merger Agreement shall not have been true and correct in all material respects when made and shall have resulted in, or is reasonably likely to result in, a Company Material Adverse Effect, or the Company shall have failed to observe or perform in any material respect any of its material obligations under the Merger Agreement; provided that prior to exercising such right of termination, Parent and Newco shall give prompt written notice to the Company of such misrepresentation or breach of warranty or failure to observe or perform; provided, further, that Parent and Newco shall not have such right of termination if the condition resulting in such misrepresentation or breach of warranty or failure to observe or perform is cured (i) in the event such notice is delivered on or prior to the fourth business day prior to the then-scheduled expiration date of the Offer, not later than the earlier of (A) such expiration date and (B) ten business days following delivery of such notice and (ii) in the event such notice is delivered on or after the third business day prior to such expiration date, not later than three business days following such delivery (it being agreed that in such event the Offer shall be extended as necessary at least until the end of such cure period).

     Effect of Termination; Termination Fee. The Merger Agreement provides that if the Company terminates the Merger Agreement pursuant to the provisions described in clauses (c)(i)(A), (B) and (C) under "Termination" above or if Parent or Newco terminates the Merger Agreement pursuant to the provisions described in clauses (d)(ii)(A), (B) and (C) under "Termination" above, then immediately following such termination, the Company shall pay to Parent $7,000,000 in full satisfaction of the obligations of the Company under the Merger Agreement plus Parent's and Newco's reasonable out of pocket fees and expenses, not to exceed $500,000, incurred in connection with the due diligence investigation, the Offer, the Merger, the Merger Agreement and the consummation of the transactions thereunder. Nothing contained in such provision shall relieve any party from liability for fraud or for willful breach of the Merger Agreement.

     Except as set forth above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses.

     Amendment. The Merger Agreement provides that after approval of the Merger Agreement by the stockholders of the Company, no amendment shall be made which reduces or changes the consideration payable in the Merger or adversely affects the rights of the Company's stockholders without the approval of such stockholders.

  Stock Option and Tender Agreement

     Concurrently with the execution of the Merger Agreement, Parent and Newco entered into a Stock Option and Tender Agreement (the "Stock Option Agreement") with Mark L. Nelson, Deborah Hull, Carleen Nelson and Martin Kahn (the "Stockholders") with respect to Shares owned by such Stockholders. The following summary of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Stock Option Agreement which is attached as Exhibit 3 hereto and is incorporated by reference.

     Pursuant to the Stock Option Agreement, the Stockholders have agreed to tender their Shares in the Offer and have granted Parent or Newco, as Parent shall designate (the "Optionee"), an irrevocable option (the "Stock Option") to purchase all of the outstanding Shares owned by such holders from time to time at a purchase price equal to the Offer Price. The Stock Option may be exercised by Parent or Newco, but only as to all of such Stockholders and as to all of their Shares, if (i) the Offer is terminated by Parent or Newco because (A) the Company shall have entered into a definitive agreement or an agreement in principle for an Alternative Proposal or (B) the Company's Board of Directors shall have withdrawn, modified or changed in a manner adverse to Parent or Newco its recommendation of the Offer, the Merger Agreement or the Merger or recommended an Alternative Proposal or resolved to do any of the foregoing, or
(ii) if the Offer expires without the purchase of Shares thereunder and at the time of such expiration (x) the Minimum Condition was not satisfied or (y) circumstances had occurred giving rise to a right of termination for the reasons set forth in subclauses (i)(A) and (B) of this sentence, in each case without any violation of the Offer or the Merger Agreement by Parent or Newco. Parent may also exercise the Stock Option if the Company terminates the Merger Agreement for the reasons described in clauses (c)(i)(A) and (c)(i)(B) under "The Merger Agreement -- Termination" above. The Stock Option may be exercised during the period (the "Exercise Period") commencing on the date the Offer is terminated or expires, as described above, and ending on the date which is three months following the date which any Superior Proposal expires or is withdrawn or terminated without the purchase of any Shares.

     The closing of the sale of the Shares subject to the Stock Option (the "Stock Option Closing") is conditioned upon (i) the waiting periods under the HSR Act expiring or terminating and (ii) there being no order of a court of competent jurisdiction restricting or prohibiting the exercise of the Stock Option or the delivery of the Shares thereunder.

     Notwithstanding anything in the Stock Option Agreement to the contrary, and notwithstanding that the Stock Option has otherwise become exercisable, if at any time during the Exercise Period a tender offer pursuant to any Superior Proposal (the "Superior Offer") is commenced, then, subject to the terms and conditions of this provision, on the last day of the offer period of the Superior Offer, such Stockholders will tender their Shares in the Superior Offer. Concurrent therewith, if Optionee's tender offer is continuing at such time, the Stockholders' Shares will be released from Optionee's tender offer. Except in certain circumstances, Optionee's right to exercise the Stock Option will be suspended for so long as the Superior Offer shall not have expired or been terminated or withdrawn and, subject to the terms of this provision, such right will terminate simultaneously with the consummation of the Superior Offer and receipt by the Stockholders of the consideration therefor. Notwithstanding the foregoing, Optionee may elect, by written notice to the Stockholders at any time prior to the tender of such Shares into the Superior Offer by the Stockholders, to require the Stockholders, on a pro rata basis, to retain Shares in an amount, as determined by Optionee, up to 25% of the then outstanding shares of Common Stock on a fully diluted basis (the "Minority Percentage"), whereupon the Stockholders will not tender such amount of Shares in the Superior Offer and Optionee's right to exercise the Stock Option as to such Shares will continue without limitation.

     The Stock Option Agreement also provides that in the event that the Superior Offer is consummated, as to Shares tendered by the Stockholders in accordance with the foregoing paragraph, each Stockholder will deliver to the Optionee that portion of the consideration received by such Stockholder which is equal to the Incremental Value (as defined below) multiplied by the number of Shares tendered by such Stockholder in connection with such Superior Proposal. The Incremental Value will be determined as follows: if the consideration payable pursuant to the Superior Offer is all cash, the Incremental Value will equal the amount by which the offer price in such Superior Proposal exceeds the Offer Price. If the consideration payable consists of cash and securities or only securities, the Incremental Value will equal the amount by which (x) the sum of the cash, if any, plus the value of the securities received in the Superior Proposal (the amount of such cash and the value of such securities being determined on a per share basis) exceeds (y) the Offer Price. The value of any publicly-traded securities issued to the Stockholders upon consummation of the Superior Proposal will be determined by reference to the closing price of such securities on the date of consummation of the Superior Proposal. The value of any securities which have not previously been publicly traded ("Newly Registered Securities") will be determined by reference to the average closing price of such securities over the twenty (20) trading days following consummation of the Superior Proposal. Each Stockholder will deliver to the Optionee the Incremental Value for each Share held by such Stockholder immediately upon receipt if the consideration is cash or cash and publicly-traded securities or, if the consideration includes Newly Registered Securities, upon the later of receipt of the consideration or the date on which the value of the securities is determined. The Incremental Value will be payable to Optionee in cash and securities in the same proportion as the cash and securities payable to the Stockholders. If Optionee has required the Stockholders to retain the Minority Percentage, the Optionee will exercise the Stock Option with respect to the Minority Percentage promptly upon the consummation of the Superior Offer.

     The Stock Option Agreement provides that in the event that the Superior Proposal is structured as a merger which is not preceded by a tender offer, the Stockholders will be permitted to vote such Stockholders' Shares in favor of such merger; provided, however, that Optionee may elect to require the Stockholders to abstain from voting in favor of the merger with respect to the Minority Percentage. Except in certain circumstances, Optionee's right to exercise the Stock Option will be suspended so long as the Superior Proposal described in this provision shall not have expired or been terminated or withdrawn and, subject to the terms of this provision, such right will terminate simultaneously with the consummation of such Superior Proposal and receipt by the Stockholders of the consideration therefor. In the event that such Superior Offer is consummated, each Stockholder will pay to Optionee, at the time determined in accordance with the similar provisions described above, the Incremental Value received by such Stockholder for each of such Stockholder's Shares.

     The Stock Option Agreement provides that, in the event that (pursuant to the Stock Option) Optionee purchases an amount of the Stockholders' Shares greater than the Minority Percentage, then as promptly as practicable (and in any event within five (5) business days thereafter), Newco will, and Parent will cause Newco to, make a tender offer to the stockholders of the Company for the remaining shares of Company Common Stock (the consummation of which will be subject only to the conditions that no court, arbitrator or governmental body, agency or official shall have issued any order, decree or ruling and there shall not be any statute, rule or regulation, enjoining or prohibiting the consummation of such tender offer) pursuant to which the stockholders of the Company (other than the Company, any direct or indirect subsidiary of the Company or Parent or Newco) will be entitled to receive an amount of cash consideration per share of Common Stock equal to the Offer Price, and will take such actions as may be necessary or appropriate to effectuate, and purchase shares of Common Stock pursuant to, such tender offer at the earliest practicable time.

     The Stock Option Agreement will terminate and be of no further force and effect if, as a result of the failure of any conditions to such Stock Option Closing to be satisfied, the Stock Option Closing shall not have occurred within one (1) year following delivery of an exercise notice, subject to a 30-day extension under certain circumstances.

     Pursuant to the Stock Option Agreement, the Stockholders have agreed to vote all Shares held by such Stockholders (i) in favor of the Merger, the Merger Agreement and the transactions contemplated thereby and (ii) against any action or agreement that would result in a material breach of a covenant, representation or warranty or other obligation of the Company under the Merger Agreement and (iii) against any action or agreement that would materially impede, interfere with or attempt to discourage the Offer or the Merger.

     Pursuant to the Stock Option Agreement, each Stockholder has also agreed that if the Merger Agreement is terminated by the Company prior to the purchase of Shares in the Offer because the Company Board has (i) entered into or shall have publicly announced its intention to enter into an Alternative Proposal that it determines is a Superior Proposal or (ii) withdrawn, modified or changed in a manner adverse to Parent or Newco its approval of the Offer, the Merger Agreement or the Merger, then such Stockholder will, (A) participate in all meetings of stockholders, (B) not vote any such Shares in favor of actions requiring stockholder approval described in Section 5 of the Merger Agreement and (C) use its reasonable efforts as a stockholder to prevent actions prohibited by Section 5 of the Merger Agreement.

     Each of the Stockholders has agreed that during the Exercise Period in the event that such Stockholder has breached the voting agreements described above, such Stockholder will be deemed to have granted Parent proxies to vote his or her Shares, except that Parent will not have the right to vote to reduce the Offer Price or the Merger Consideration or to amend or modify the Merger Agreement or reduce the rights or benefits of the Company or any stockholders of the Company under the Offer or the Merger Agreement or reduce the obligations of Parent or Newco thereunder. The Stock Option Agreement provides that such proxies terminate if (x) the Offer expires or terminates without any Shares being purchased thereunder in violation of the Offer or the Merger Agreement or
(y) Parent or Newco is in violation of the Stock Option Agreement.

     The Stock Option Agreement contains the agreement of Mark L. Nelson to indemnify Parent, Newco and their affiliates against losses or damages ("Damages") incurred by Parent, Newco or their affiliates arising out of any breach of any representation or warranty of the Company, or nonfulfillment of any covenant or agreement by the Company, in each case contained in or made pursuant to the Merger Agreement. Mr. Nelson is not required to indemnify any indemnified party until Damages equal or exceed $5,000,000. Thereafter, Mr. Nelson's indemnification obligations will apply to the next $5,000,000 of Damages, and 50% of the next $20,000,000 of Damages, up to a maximum indemnification obligation of $15,000,000. Notice of any claim for indemnification must be delivered by an indemnified party on or prior to the 18-month anniversary of the consummation of the Offer or the Stock Option closing, as the case may be.

     The Stock Option Agreement provides that except for the Stock Option and the indemnification provisions contained therein, the Stock Option Agreement terminates on the date the Merger Agreement terminates.

     The Stock Option Agreement contains certain representations of the Stockholders and Parent and Offeror. In addition, the Stock Option Agreement contains the agreements of the Stockholders not to sell any of their Shares during the term of the Stock Option Agreement, except as contemplated therein. The Stock Option Agreement also provides that the Stockholders will not directly or indirectly solicit or initiate any takeover proposal from any person, or engage in discussions or negotiations relating thereto, except as provided in the Merger Agreement. The Stock Option Agreement provides that none of these provisions will limit or restrict in any manner whatsoever any Stockholder's actions or conduct as a director or representative of the Company.

  Wolters Kluwer Guarantee

     In connection with and pursuant to the Merger Agreement, Wolters Kluwer nv, a corporation organized under the laws of The Netherlands ("Wolters Kluwer") and the ultimate parent of Parent and Newco, has agreed to unconditionally guarantee the payment obligations of Parent and Newco under the Merger Agreement pursuant to a letter agreement between Wolters Kluwer and the Company dated September 29, 1998, a copy of which is filed herewith as Exhibit 4.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) RECOMMENDATION OF THE COMPANY BOARD

     The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, and has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 5 and 6, respectively, and are incorporated herein by reference.

     (b) BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION

     Over the past decade, the scientific, technical and medical publishing ("STM") market (the market in which the Company operates) has been marked by continuing consolidation, increasing Internet-based distribution by publishing companies who license their materials to the Company, continuing constraints on customer subscription budgets and increasing pressure by information suppliers on licensees' (including the Company) operating margins. Given the state of the market, the Company, from time to time, considered possible business collaborations, joint ventures and other possible arrangements with publishing companies in the STM market. The Company also attempted (unsuccessfully) to acquire or make significant investments in companies in its markets in an effort to expand its customer base and improve its geographic coverage, including an attempt in 1997 to make what would have been a significant acquisition.

     As a result of developments relating to the STM markets, the Company's management evaluated a number of strategic options. On March 26, 1998, the Company's management reviewed its strategic assessment of the Company with the Company Board. The Company Board instructed management to negotiate with investment banking firms that might be helpful to the Company in defining and pursuing its goals. The Company's management reviewed a range of strategic options to enhance stockholder value at several meetings with Goldman, Sachs & Co. ("Goldman Sachs") in March 1998. The result of this review was the decision by management to recommend that the Company initiate a process to explore the sale of the entire equity interest in the Company through a controlled auction process (the "Auction Process"). On April 1, 1998, the Company retained Goldman Sachs to assist the Company as its financial advisor in connection with the possible sale of all or a portion of the Company. Shortly thereafter, Goldman Sachs (in collaboration with Company management) identified a list of leading candidates that might be expected to have an interest in potentially purchasing the Company. With management's consent, Goldman Sachs then began making calls to the approved list of potential candidates.

     On April 23, 1998, Goldman Sachs made a presentation to the Company Board. Goldman Sachs identified and reviewed a list of leading candidates, as approved by management, that might be expected to have an interest in potentially purchasing the Company, updated the Company Board as to what calls had already been initiated by Goldman Sachs (with management's approval), outlined a description of the Auction Process and presented a preliminary timetable for a potential transaction. The Company Board approved the Auction Process at its April 23, 1998 meeting.

     Throughout April and May 1998, the Company, through Goldman Sachs and the Company's legal counsel, negotiated and executed confidentiality agreements with parties that expressed an interest in participating in the Auction Process. The Company entered into confidentiality agreements with five parties, including with Parent on May 11, 1998.

     After a potential purchaser executed a confidentiality agreement, it was provided with a "Confidential Information Memorandum" prepared by Goldman Sachs for use in evaluating a possible transaction with the Company. The Confidential Information Memorandum included information concerning the history of the Company, a business overview and financial information. Parties receiving the Confidential Information Memorandum were instructed to submit a preliminary indication of interest to Goldman Sachs by June 30, 1998. The preliminary indication of interest was to include, among other things, a non-binding indication of the amount and form of consideration the submitting party would be prepared to pay for the entire common equity of the Company, and the source of financing of the potential transaction and any contingencies thereto.

     At various times throughout early June 1998, each of the five parties receiving a Confidential Information Memorandum on the Company was invited to presentations by the management of the Company. Three of these five parties accepted and met with management of the Company during the period of June 11, 1998 through June 16, 1998.

     On June 30, 1998, Goldman Sachs received, in writing, one preliminary indication of interest. A second indication of interest, for a minority strategic investment in the Company, was expressed to Goldman Sachs orally and subsequently made in writing on July 8, 1998. After consulting with Goldman Sachs, the Company's management agreed to continue in the Auction Process with the two parties submitting preliminary acquisition proposals.

     On July 8, 1998, Goldman Sachs sent to the parties selected to continue in the Auction Process a letter inviting a final proposal and outlining the guidelines and further procedures for the Auction Process. The parties were also provided a form of a proposed purchase agreement. The parties were invited to submit a firm written offer to acquire the Company (a "Proposal") by July 22, 1998. The July 8, 1998 letter identified the factors the Company would use in evaluating Proposals and instructed the parties to include in the Proposal the specific amount of consideration offered per share. Each party was asked to mark changes in the Company's proposed form of purchase agreement and to include in the Proposal a statement that such party would be prepared to execute the agreement (with any proposed modifications) in the form submitted. Pursuant to this letter, submission of a Proposal constituted an agreement to be bound by the terms set forth therein. The parties were invited to conduct a due diligence review of the Company, which included follow-up discussions with the management of the Company and a detailed review of Company documents.

     On July 10, 1998, the Company, Parent and their respective financial advisors met to discuss a possible minority investment in the Company. On July 21, 1998, the Company was informed by another potential purchaser that it would not be submitting a Proposal. On July 22, 1998, Parent submitted a non-binding proposal to acquire a minority position in the Company. On July 23, 1998, the Company, Goldman Sachs and the Company's legal counsel had several discussions to evaluate the responses received from the potential purchasers, including the Proposal submitted by Parent on July 22, 1998 for making a minority strategic investment in the Company together with an option for the balance of the Company. After lengthy discussions on July 23, 1998, the Company concluded that Parent's Proposal required further clarification. A meeting between the parties was held on July 24, 1998 to review the offer and strategic opportunities relating to a minority investment transaction. The Company concluded that Parent's Proposal could potentially be favorable to the Company and its stockholders, both as to price and other terms, and authorized Goldman Sachs to begin tentative negotiations with Parent and its financial advisor. On July 28, 1998, the Company Board authorized Goldman Sachs to continue discussions with Parent with respect to a minority investment in the Company.

     During the period beginning in late July and continuing through the second week in August, the Company and Parent exchanged a series of term sheets containing various proposals for a minority investment in the Company by Parent. Representatives of the Company and Parent met on August 12, 1998, and held several telephone conversations regarding a possible transaction with Parent. During this period, the Company, Goldman Sachs and the Company's legal counsel discussed the merits of Parent's minority investment proposals and the results of various negotiations with Parent and its financial advisor. Parent's Proposal consisted of (i) the acquisition of 2,250,000 newly issued Shares of the Company at $25 per Share, provided that (x) the Company would agree to use at least 90% of the proceeds from the sale of such Shares to fund a self tender at a price of no more than $25 per Share (designed to cause Parent's stake in the Company to equal 25% of the Shares (on a fully diluted basis)) and (y) the Stockholders would guarantee this result by agreeing to tender sufficient Shares to make up any shortfall in tenders by the public, (ii) the receipt of an option to acquire the remaining shares and options owned by each of Mark L. Nelson, Deborah Hull, Carleen Nelson and Martin Kahn for a number of years and (iii) the imposition of certain restrictions on the Company's ability to undertake certain actions without the consent of Parent. The Company ultimately concluded that Parent's Proposal was not in the best interests of the Company and its stockholders, and notified Parent on August 20, 1998 that it no longer desired to pursue a transaction similar to the one proposed by Parent. In addition to the proposal for a minority investment, Parent had proposed to the Company on August 20, 1998 the possibility of a "going private" transaction. On August 25, 1998, the Company submitted a proposal outlining the terms of a possible "going private" transaction, and over the next two weeks the Company and Parent exchanged term sheets with respect to a "going private" transaction. On September 11, 1998, during a telephone meeting of the Company Board, the Company Board authorized management to continue discussions with Parent and agreed to establish a Special Committee of independent directors of the Company Board to evaluate the fairness to the public of the proposed "going private" transaction.

     On September 15 and 16, 1998, Company management met with members of Parent's Executive Board and senior management regarding certain matters related to the proposed transaction. On the afternoon of September 16, 1998, Parent made a new proposal pursuant to which it would purchase all of the issued and outstanding shares of the Company Common Stock. On September 17, 1998, a telephone meeting of the Company Board was held authorizing the Company and its advisors to continue negotiations and asking Goldman Sachs to advise the Board on the fairness of the transaction with Parent. At the request of Parent, and after a number of telephone conference calls between advisors to the Company and Parent, the Company determined to enter into exclusive negotiations with Parent through their respective financial and legal advisors. On September 18, 1998, Company Board members were polled by telephone and agreed to the terms for exclusive negotiations with Parent. One director was unavailable and he subsequently advised the Company Board that he approved the exclusivity agreement. An agreement in this regard was signed on September 22, 1998, a copy of which is filed herewith as Exhibit 8.

     From September 23, 1998 through the evening of September 28, 1998, the Company's legal counsel and legal counsel for Parent held negotiations concerning the Merger Agreement and the Stock Option Agreement. In connection with Parent's proposal to acquire all of the Company Common Stock, Parent required that Mr. Nelson agree to personally indemnify Parent and its affiliates against breaches of representations and agreements made in the Merger Agreement by the Company in favor of Parent. After a significant amount of negotiation, Mr. Nelson agreed to provide the indemnification described under "Item 3. Identity and Background--Arrangement with Parent, Newco or Their Affiliates--Stock Option and Tender Agreement" above. In addition, following negotiations, Parent agreed to the Company's request that the grant of the Stock Option under the Stock Option Agreement be subject to a "fiduciary out" provision tied to the "fiduciary out" provision for a Superior Proposal in the Merger Agreement. As consideration for this provision, the Stockholders agreed to pay to Parent any incremental amount above the Offer Price payable to them in respect of a transaction arising out of a Superior Proposal.

     On September 29, 1998, the Company Board met to consider the Merger Agreement and transact other business. Goldman Sachs made a presentation to the Company Board outlining the results of the Auction Process and reviewing the details of the Parent Proposal. Counsel to the Company reviewed the terms of the Offer, Merger Agreement and Stock Option Agreement. A lengthy discussion followed each of the presentations. Thereafter, the Company Board unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby.

     In approving the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors including:

          1. The presentations and views expressed by management of the Company (at the meeting of the Company Board held on September 29, 1998, and at previous meetings of the Company Board) regarding, among other things: (a) the business, operating results, financial condition, financing capacity, strategic objectives, and prospects of the Company, as well as the risks involved in achieving those prospects and objectives in current industry, economic and market conditions; (b) the possible alternatives to the Merger available to the Company including raising additional capital and possible acquisitions; (c) the fact that in view of the discussions held with various parties, as well as the Auction Process, the management of the Company believed it was unlikely that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its stockholders than the Offer and the Merger; and (d) the recommendation of the Offer and the Merger by the management of the Company.

          2. The presentation of Goldman Sachs at the meeting of the Company Board held on September 29, 1998, and the opinion of Goldman Sachs, expressed orally at the September 29, 1998 meeting (and subsequently confirmed in writing), to the effect that, as of September 29, 1998, the $24.59 in cash to be received by the Company's stockholders in the Offer and the Merger is fair from a financial point of view to the Company's stockholders. The full text of the written opinion of Goldman Sachs, dated September 29, 1998, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex A and is incorporated herein by reference. The opinion of Goldman Sachs referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. All stockholders are urged to, and should, read the opinion of Goldman Sachs carefully in its entirety.

          3. The historical market prices and the recent limited trading activity of the Shares, including the fact that the Offer Price represents a premium of approximately 49% over the closing price of the Shares on the Nasdaq National Market at April 1, 1998, the time when the Company began exploring possible transactions.

          4. The arms-length negotiations between the Company and Parent leading to the belief of the Company Board that $24.59 per Share represented the highest price per Share that could be negotiated with Parent.

          5. That the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

          6. The business reputation and capabilities of Parent and its management, and Parent's financial strength, including its ability to fund the Offer.

          7. The terms, conditions and possible consequences to the Company of the Stock Option Agreement, including the grant of the Stock Option and the possible adverse impact of the Option on the willingness of others to make alternative proposals to acquire the Company prior to the closing of the Offer.

     The foregoing discussion of information and factors considered and given weight by the Company Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of a letter agreement dated April 1, 1998 (the "Engagement Letter"), the Company retained Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the Company, and to render a fairness opinion to the Company in connection with the sale of more than 50% of the Company Common Stock. Pursuant to the terms of the Engagement Letter, the Company has agreed to pay Goldman Sachs upon consummation of the tender offer a transaction fee. Based upon the aggregate consideration to be received by the Company's stockholders and option holders in the Offer and the Merger (approximately $192 million), the fee payable and expenses reimbursable to Goldman Sachs total approximately $4.6 million, of which Mark L. Nelson has agreed to pay $303,320. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws.

     Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company's stockholders with respect to the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except for the Stock Option described in the Stock Option Agreement, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best knowledge of the Company, all of its executive officers, directors, affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them (other than Shares issuable upon exercise of stock options).

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) and Item 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     The Company intends to file with the Commission and furnish to stockholders an Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Agreement and Plan of Merger dated as September 29, 1998, by and among the Company, Parent and Newco.

Exhibit 2. Confidentiality Agreement dated May 11, 1998 between the Company and
           Parent.

Exhibit 3. Stock Option and Tender Agreement, dated as of September 29, 1998, by and among Parent, Newco and the Stockholders identified therein.

Exhibit 4. Letter Agreement between Wolters Kluwer nv and the Company dated
           September 29, 1998.

Exhibit 5. Letter to Stockholders of the Company, dated October 5, 1998.*

Exhibit 6. Joint Press Release, issued by the Company and Parent on September
           29, 1998.

Exhibit 7. Opinion of Goldman, Sachs & Co. dated September 29, 1998 (attached hereto as Annex A).*

Exhibit 8. Exclusivity Agreement, effective as of September 22, 1998, between
           Parent and the Company.


----------

*    Included in copies of the Schedule 14D-9 mailed to stockholders.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1998

                                            OVID TECHNOLOGIES, INC.


                                            By: /s/ MARK L. NELSON
                                                --------------------------------
                                            Name:  Mark L. Nelson
                                            Title: President and Chief Executive
                                                   Officer

                                                                      SCHEDULE I

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the Company's chief executive officer and to each other executive officer of the Company whose total annual salary exceeded $100,000 for the fiscal year ended December 31, 1997. Information is given for each of the Company's last three completed fiscal years.


                                     SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                 ANNUAL COMPENSATION(1)            COMPENSATION
                                               ----------------------------        ------------
                                                                                   COMMON STOCK
                                                                                     UNDERLYING            ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR         SALARY ($)         BONUS ($)          OPTIONS (#)        COMPENSATION ($)
-------------------------         ----         ----------         ---------         -------------       ----------------
Mark L. Nelson ................   1997          $172,000              --                4,000                 --
 President and Chief              1996           159,000              --                7,000                 --
 Executive Officer                1995           150,000              --                  --                  --

Deborah M. Hull ...............   1997          $172,000           $7,000               5,000                 --
 Chief Operating Officer          1996           159,000            8,000(2)           14,000                 --
                                  1995           150,000              -- (3)              --                  --

Carleen E. Nelson .............   1997          $106,000           $4,000                 --                  --
 Vice President, Worldwide        1996            95,000            2,000               8,500                 --
 Sales and Marketing              1995            85,000              --                  --                  --

------------

(1) Amounts reflected do not include perquisites and other personal benefits received by any named executive, which, in all instances, were less than the lesser of $50,000 or 10% of the total of annual salary and bonus reported for the named executive.

(2)  Bonus reflected for 1996 was earned in 1996 and paid in 1997.

(3)  Bonus in the amount of $50,000 was earned in 1994 and paid in 1995.

      The following table provides information related to options granted to the named executive officers during the fiscal year ended December31, 1997.


                                             OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                            POTENTIAL REALIZABLE
                                                                                                               VALUE AT ASSUMED
                                                                                                            ANNUAL RATES OF STOCK
                                                                                                              PRICE APPRECIATION
                                                 INDIVIDUAL GRANTS                                            FOR OPTION TERM(1)
----------------------------------------------------------------------------------------------------        ------------------------
                                                             % OF TOTAL
                                                               OPTIONS
                                                              GRANTED TO
                                                             EMPLOYEES IN    EXERCISE OR
                                                OPTIONS         FISCAL       BASE PRICE   EXPIRATION
NAME                                         GRANTED (#)(2)      YEAR         ($/SHARE)      DATE             5% ($)         10% ($)
----                                         --------------  ------------    -----------  ----------         -------         -------

Mark L. Nelson ........................           4,000           1.3%          $9.00      2/11/2007         $22,640         $57,375
Deborah M. Hull .......................           5,000           1.6            7.00      4/23/2007          22,011          55,781
Carleen E. Nelson .....................            --             --              --            --              --              --

----------

(1) The potential realizable value portion of the foregoing table illustrates value that might be received upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation on the Company's Common Stock over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the options following termination of employment.

(2)  Options to acquire shares of Common Stock.

     The following table sets forth information with respect to (i) stock options exercised in the fiscal year ended December31, 1997 by the persons named in the Summary Compensation Table and (ii) unexercised stock options held by such individuals at December 31, 1997.

                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION VALUES

                                                                  NUMBER OF UNEXERCISED                VALUE OF UNEXERCISED
                                                                 OPTIONS HELD AT FISCAL                IN-THE-MONEY OPTIONS
                                                                       YEAR END (#)                 AT FISCAL YEAR END ($) (1)
                                                                 ----------------------             --------------------------
                                      SHARES
                                    ACQUIRED ON      VALUE
NAME                                EXERCISE (#)  REALIZED ($)  EXERCISABLE  UNEXERCISABLE        EXERCISABLE          UNEXERCISABLE
----                               -------------  ------------  -----------  -------------        -----------          -------------

Mark L. Nelson ...................          0           --           2,333        8,667         $   12,831.50(2)       $35,668.50
Deborah M. Hull ..................     17,500       $147,200       139,166       14,334          1,571,068.00(2)        73,837.00(2)
Carleen E. Nelson ................          0           --         529,833        5,667          6,070,811.50           31,168.50

----------

(1) Computed based upon the difference between the last sale price per share of the Company's Common Stock of $11.50 on December31, 1997 and the exercise price.

(2) Computed assuming an exercise price of $.01 per share. Ms. Hull has agreed to pay the Company $.01 per share acquired upon the exercise of stock options notwithstanding the option exercise price of $.0003 per share.

COMPENSATION OF DIRECTORS

     During the year ended December31, 1997, Martin Kahn was paid consulting fees of approximately $3,125 per month. In 1998, Mr. Kahn accepted Stock Options in lieu of cash for consulting services. Directors of the Company, other than Mark L. Nelson, Martin Kahn and Deborah Hull, currently receive $1,500 for each meeting of the Board attended and $500 for each meeting of each Committee of the Board attended, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attendance at Board of Directors' meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the year ended December 31, 1997, the Compensation Committee consisted of Mark L. Nelson, Harry Diakoff and John Hanley. During the year ended December 31, 1997, the Company paid consulting fees aggregating approximately $117,610 to Harry Diakoff, a director of the Company. Mr. Diakoff did not participate in deliberations and decisions of the Compensation Committee with regard to his own compensation.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Tax Indemnification Agreement. The Company has entered into a tax indemnification agreement with Mark L. Nelson which provides for: (i) an indemnification of Mr. Nelson by the Company for any losses or liabilities with respect to additional taxes (including interest, penalties and legal fees) resulting from the Company's operations during the period in which it was an S Corporation (prior to the initial public offering of the Company's Common Stock in June 1994) and (ii) an indemnification of the Company by Mr. Nelson for certain tax liabilities that result from any final determination of an adjustment to Mr. Nelson's taxable income resulting in a decrease in Mr. Nelson's taxable income during the period in which the Company was an S Corporation, and a corresponding increase in the income tax liability payable by the Company for any taxable year of the Company in which it was a C Corporation.

     During the year ended December 31, 1997, the Company paid consulting fees aggregating approximately $51,360 to Martin Kahn, a portion of which was related to services rendered during 1996. In 1998, Mr. Kahn also received stock options for consulting services.

     During the year ended December 31, 1997, the Company paid consulting fees aggregating approximately $117,610 to Harry Diakoff, a director of the Company, a portion of which was related to services rendered during 1996.

     During the year ended December 31, 1997, Carl Fisher, a director of the Company, rendered certain consulting services to the Company for which the Company paid him approximately $7,100 in early 1998. Mr. Fisher also received stock options for consulting services. In March 1998, the Company entered into an agreement with Mr. Fisher, which terminates in January 1999, pursuant to which Mr. Fisher will receive a total of $200,000 in return for consulting services.

                                                                         ANNEX A
--------------------------------------------------------------------------------
GOLDMAN, SACHS & CO. | 85 BROAD STREET | NEW YORK, NEW YORK 10004
TEL: 212-9902-1000




                                                                         GOLDMAN
                                                                           SACHS
                                                                          [LOGO]


PERSONAL AND CONFIDENTIAL
-------------------------

September 29, 1998

Board of Directors
Ovid Technologies, Inc.
333 Seventh Avenue
New York, NY 10001



Ladies and Gentlemen:

     You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Ovid Technologies, Inc. (the "Company") of the $24.59 per Share in cash proposed to be paid by Purchaser (as defined below) in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger, dated as of September 29, 1998, among Wolters Kluwer U.S. Corporation ("Buyer"), OTI Acquisition Corp., a wholly-owned subsidiary of Buyer ("Purchaser"), and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Purchaser will pay $24.59 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares that are owned by the Company as treasury stock and Shares already owned by Buyer, Purchaser or any other wholly-owned subsidiary of Buyer) will be converted into the right to receive $24.59 in cash. In addition to the Agreement, Buyer, Purchaser and certain stockholders of the Company (the "Stockholders") have entered into a Stock Option and Tender Agreement, dated as of September 29, 1998 (the "Stock Option and Tender Agreement"), whereby each Stockholder has agreed, among other things,
(i) to tender in the Tender Offer all of the Shares legally and/or beneficially owned by such Stockholder (the "Stockholder's Shares") as of the date of the Stock Option and Tender Agreement or which may thereafter be acquired by such Stockholder, (ii) to grant to Buyer or Purchaser, as Buyer shall designate, the option to purchase the Stockholder's Shares in certain circumstances, (iii) to appoint Buyer as such Stockholder's attorney-in-fact and proxy under certain circumstances to vote the Stockholder's Shares in accordance with the terms and conditions of the Stock Option and Tender Agreement, (iv) with respect to certain questions put to stockholders of the Company for a vote, to vote the Stockholder's Shares, in each case, in accordance with the terms and conditions of the Stock Option and Tender Agreement, and (v) to restrict the transfers or exercises of Company Options (as defined in the Stock Option and Tender Agreement), if any, held by such Stockholder except as provided therein.

     Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or the Buyer or any affiliate of the Buyer for its own account and for the accounts of customers.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Stock Option and Tender Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the three years ended December 31, 1997; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and pro forma financial projections of the Company prepared by its management. We have also held discussions with members of the senior management of the Company regarding the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the electronic information providers industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Tender Offer and the Merger and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer.

     We have reviewed the provision in the Stock Option and Tender Agreement regarding Mark L. Nelson's agreement to indemnify and hold harmless Buyer, Purchaser and their affiliates from and against all assessments, losses, damages, liabilities, costs and expenses as set forth in Article 9 of the Stock Option and Tender Agreement. We have disregarded, with your consent, any effect that such agreement to indemnify may have on the per Share price to be received by him pursuant to the Agreement.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $24.59 in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.


Very truly yours,



/s/ GOLDMAN, SACHS & CO.
--------------------------------
GOLDMAN, SACHS & CO.